MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

December 30, 2016

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  The Advisors' Inner Circle Fund 485(a) (File Nos. 033-42484 and 811-06400)
     ---------------------------------------------------------------------------

Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on December 19, 2016, regarding the Trust's post-effective amendment no. 275, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 276, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Westwood Low Volatility Equity Fund (originally, the Westwood Dividend Growth Fund) (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please confirm supplementally that the contractual expense limitation agreement can only be terminated by shareholders of the Fund.

     RESPONSE. The Trust confirms that the contractual expense limitation agreement can only be terminated by shareholders of the Fund.




                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

Trace Rakestraw, Esq.
December 30, 2016
Page 2


2. COMMENT. Please confirm supplementally that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

3. COMMENT. Please confirm supplementally that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

4. COMMENT. Please confirm supplementally that the determination of whether an ETF has economic characteristics similar to equity securities for purposes of the Fund's 80% investment policy will be based on the ETF's underlying holdings.

     RESPONSE. The Adviser confirms that the determination of whether an ETF has economic characteristics similar to equity securities for purposes of the Fund's 80% investment policy will be based on the ETF's underlying holdings.

5. COMMENT. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the Fund's "Annual Fund Operating Expenses" table and disclose in the subcaption the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The Adviser confirms that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year.

Trace Rakestraw, Esq.
December 30, 2016
Page 3

6. COMMENT. Please disclose in the registration statement how the Fund determines (i) that a country is an emerging market country and (ii) that a company is an emerging market company.

     RESPONSE. The requested changes have been made.

7. COMMENT. Please disclose that the Fund will count only those convertible securities that are "immediately" convertible into equity securities toward satisfying the Fund's 80% investment policy.

     RESPONSE. The requested change has been made.

8. COMMENT. Please explain supplementally how derivatives will be valued for purposes of the Fund's 80% investment policy.

     RESPONSE. The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC's statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that "[i]n appropriate circumstances" a fund could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."

9. COMMENT. Please disclose each way in which the Adviser seeks to lower the volatility of the Fund.

     RESPONSE. The Adviser confirms that the prospectus discloses each way in which the Adviser currently expects to seek to lower the volatility of the Fund.

10. COMMENT. Please consider adding value investment style risk and large capitalization company risk as principal risks.

     RESPONSE. The requested changes have been made.

11. COMMENT. Please explain supplementally why the Fund classifies trust preferred securities as equity securities for purposes of the Fund's 80% investment policy.

     RESPONSE. The prospectus has been revised to remove trust preferred securities from the list of instruments classified as equity securities for purposes of the Fund's 80% investment policy.

Trace Rakestraw, Esq.
December 30, 2016
Page 4

12. COMMENT. Please disclose the additional risks to which a trust preferred security would be subject if payments on the subordinated debt backing the trust preferred security were deferred, including increased credit risk and market value volatility, as well as the risk that the Fund may have to liquidate other investments in order to satisfy the distribution requirements applicable to regulated investment companies if the trust preferred security or the subordinated debt is treated as an original issue discount obligation, and thereby causes the Fund to accrue interest income without receiving corresponding cash payments.

     RESPONSE. The requested change has been made.

13. COMMENT. Please include a discussion of each of the "Principal Risks" disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

     RESPONSE. General Instruction C.3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." Accordingly, while information relating to each of the principal risks has been included in response to
     Item 4, disclosure regarding a principal risk has not been included in response to Item 9 where such disclosure would be substantially similar to the Item 4 disclosure regarding the risk.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

14. COMMENT. In the discussion regarding ETFs in the "Description of Permitted Investments" section, please clarify whether the Fund may invest in active ETFs.

     RESPONSE. The requested change has been made.

15. COMMENT. Please explain supplementally the difference between the Fund's fundamental and non-fundamental concentration policies.

     RESPONSE. The non-fundamental policy reflects current applicable law and interpretations thereof, while the fundamental policy is designed to accommodate changes in such laws or interpretations.

Trace Rakestraw, Esq.
December 30, 2016
Page 5

16. COMMENT. Please file as an exhibit to the Trust's registration statement the resolution of the Board authorizing the name of the Trust's President and the Trust's Treasurer, Controller and Chief Financial Officer to be signed to the Trust's registration statement pursuant to a power of attorney.

     RESPONSE. The resolution will be filed as an exhibit to a subsequent post-effective amendment to the Trust's registration statement. The Trust's President and the Trust's Treasurer, Controller and Chief Financial Officer will sign all post-effective amendments to the Trust's registration statement until the resolution is filed.

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin